UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

R.V.B. Holdings Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 1.00 per share
(Title of Class of Securities)

M20512105
(CUSIP Number)

Greenstone Industries Ltd.
21 Haarbaa Street
Tel Aviv 64739, Israel
Attn: Ofer Naveh, Director of Finance

With a copy to:

Dr. Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak, Halevy & Greenberg & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-607-4444

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 24, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1of 5 Pages)

CUSIP No. M20512105	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON: Greenstone Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 78,480,848 Ordinary Shares
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 78,480,848 Ordinary shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 78,480,848 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 65.53%*
14	TYPE OF REPORTING PERSON: CO

* Based on 118,900,535 ordinary shares of R.V.B. Holdings Ltd. outstanding as of December 31, 2010, as reported in the Annual Report of R.V.B. Holdings Ltd. for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on February 14, 2011 (not taking into account 930,000 dormant shares of R.V.B. Holdings Ltd. which are held by R.V.B. Holdings Ltd.).

(Page 2 of 5 Pages)

The statement on Schedule 13D filed on February 16, 2011, relating to ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”) of R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the “Issuer”), as amended by Amendment No. 1 filed by Greenstone Industries Ltd. (“Greenstone” or the “Reporting Person”) with the Securities and Exchange Commission on March 17, 2011 (the statement on Schedule 13D, as amended, is referred to herein as “Schedule 13D”) is hereby further amended as set forth below by this Amendment No. 2.

Introduction

On December 12, 2010, Greenstone Industries Ltd. (“Greenstone” or the “Reporting Person”), a public Israeli company traded on the Tel Aviv Stock Exchange Ltd. entered into an agreement  (the “Agreement”) with A.O. Tzidon Ltd. and Aviv Tzidon (together, the “Seller”).

Per the Agreement, Greenstone provided to Seller a loan in the amount of $12,500,000 which, subject to certain provisions, could have been increased to $13,600,000 (the “Loan”) for purpose of exercising an option granted to the Seller under a certain agreement entered into on September 8, 2010, to purchase 58,142,608 Ordinary Shares of the Issuer from Chun Holdings Limited Partnership (“Chun LP”).

The Loan bears an annual interest of 5% and is to be repaid by the Seller two months after Greenstone announces it will not exercise the option granted to it, as detailed below.

To secure the Loan (including interest thereto and interest for late payments, if applicable), the Seller pledged to the benefit of Greenstone, in a fixed and floating pledge of the first degree, all of the Issuer shares held by Seller, namely 59,142,608 Ordinary Shares of the Issuer. Subject to certain exemptions relating to the distribution of dividends, such fixed and floating pledge will also apply to all rights attached and/or deriving from the Issuer shares held by the Seller. In addition, to further secure the repayment of the Loan, 59,142,608 Ordinary Shares of the Issuer were transferred by the Seller to Yigal Arnon & Co. - Trust Company Ltd. who is holding such shares as a trustee for Greenstone (the “Trustee”). The Seller holds voting rights, through a proxy, to vote in respect of all such shares provided, however, that from the date of the Greenstone Agreement and until the full repayment of the Loan or the closing of the Greenstone Option (as defined below), the Seller has undertaken, as shareholders and subject to the provisions of any law, to make best efforts, to cause that certain actions will not be performed by the Issuer, including, among others, changes in the Issuer’s capital, the entering into new business, the distribution of dividends while the Greenstone Option has not been exercised etc.

In addition, as part of the Agreement, the Seller undertook to make its best efforts to purchase additional shares of the Issuer, which shall bring its holdings in the Issuer to 57.5% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer). Should the Seller pledge such additional shares of the Issuer to the benefit of Greenstone the loan amount shall be increased by an additional $1,100,000, which shall be deemed part of the Loan for all intents and purposes.

During a period of 90 days from the date of the provision of the Loan, namely December 16, 2010 (the “Option Period”), Greenstone was granted an option to purchase from the Seller Ordinary Shares of the Issuer which shall constitute on the date of the exercise of the option not less than 50.14% and not more than 65.0% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer) (the “Option Shares” and the “Greenstone Option” respectively). Upon the terms of the Agreement, the Final number of Option Shares to be purchased by Greenstone upon the exercise of the Greenstone Option shall be determined by the Seller (within the range described above).

In accordance with the Greenstone Agreement, the consideration to be paid for the Option Shares shall be equal to the percentage of the Option Shares from the issued shares capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer) multiplied by the cash amount held by the Issuer (which shall not be less than $31,500,000) after deduction of obligations of the Issuer on the date of exercise of the Greenstone Option, plus $1,000,000 (the “Exercise Price”). The Loan provided until such date, including accrued interest, shall be deducted from the Exercise Price such that the Loan amount shall be deemed a payment on account of the Exercise Price. Should Greenstone exercise the Greenstone Option while holders of all other convertible securities of the Issuer have not converted their securities into Ordinary Shares of the Issuer prior to the date of exercise of the Greenstone Option as aforesaid, Aviv Tzidon will also transfer to Greenstone his options to purchase 1,800,000 Ordinary Shares of the Issuer, free of charge.

In addition, as part of the Greenstone Agreement, Seller undertook to indemnify Greenstone for any damages and/or loss and/or expenditure which it will incur if one of the representations provided in the Greenstone Agreement is not true or misleading and/or as a result of a claim made against the Issuer relating to the period ending on the closing date of the Greenstone Option and/or as a result of any tax liabilities or other payments to any governmental authority which will apply to the Issuer and which will relate to the period ending on the closing date of the Greenstone Option.

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On March 15, 2011, the Seller determined the amount of Option Shares to be sold under the Greenstone Option, namely76,680,848  ordinary shares of the Issuer, constituting 65.0% of the issued and outstanding share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer), and 1,800,000 options exercisable into 1,800,000 ordinary shares of the Issuer. Accordingly, on March 16, 2011, Greenstone provided an exercise notice to the Seller with respect to the above referenced Option Shares and options to purchase 1,800,000 Ordinary Shares (sold to Greenstone free of charge).

On March 24, 2011, upon the closing of the Greenstone Option, Greenstone transferred approximately $9.96 million to the Trustee on account of the Exercise Price of approximately $22.6 million. Such amount shall be released to the Seller upon the registering of the shares underlying the Greenstone Option and transferred options to purchase 1,800,000 Ordinary Shares under the name of Greenstone at which time the residual amount of the Exercise Price shall be deducted against the Loan. The source of the funds used to purchase the shares underlying the Greenstone Option is the working capital of Greenstone.

Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended and restated as follows:

The consideration paid for the Option Shares is equal to the percentage of the Option Shares from the issued shares capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer) multiplied by the cash amount held by the Issuer, namely approximately $33.3 million, after deduction of obligations of the Issuer on the date of exercise of the Greenstone Option, plus $1,000,000.

On March 24, 2011, upon the closing of the Greenstone Option, Greenstone transferred approximately $9.96 million to the Trustee on account of the Exercise Price of approximately $22.6 million. Such amount shall be released to the Seller upon the registering of the shares underlying the Greenstone Option and transferred options to purchase 1,800,000 Ordinary Shares under the name of Greenstone at which time the residual amount of the Exercise Price shall be deducted against the Loan. The source of the funds used to purchase the shares underlying the Greenstone Option is the working capital of Greenstone.

Item 4.       Purpose of Transaction.

Item 4 of Schedule 13D is amended and restated as follows:

The Reporting Person entered into the Agreement and has exercised the Greenstone Option, purchased the Option Shares and acquired the options to purchase 1,800,000 Ordinary Shares (sold to Greenstone free of charge) because it has determined that such Agreement represents an attractive business opportunity.

Greenstone has nominated Messrs. Yitzhak Apeloig, Yair Fudim and Gedaliahu Shelef as representatives to the board of directors of the Issuer pursuant to Sections 3.6.7 and 3.6.8 to the Agreement. Such nominees were appointed to the board of directors of the Issuer and all other members of the board of directors of the Issuer, excluding the external directors, have resigned their office.

Additionally, Greenstone intends to consider various alternatives with respect to the Issuer, including merging the activities of Environmental Energy Resources (Israel) Ltd. (“EER”) with the Issuer.

Depending on market conditions, the Reporting Person may acquire additional securities of the Issuer or dispose of any such securities which were previously acquired.

In addition, subject to applicable law, the Reporting Person specifically reserves the right to discuss with other shareholders and the Issuer matters that may be of common concern.

Except as set forth in this Item 4, neither Greenstone, Leader, ATE, Houri and the Fund, nor, to the best knowledge of Greenstone, any of the persons set forth on Annex A, has any present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Greenstone specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 7.	Material to be Filed as Exhibits.

99.1
Agreement, dated December 12, 2010, by and among, Greenstone Industries Ltd., A.O. Tzidon Ltd. and Aviv Tzidon (incorporated by reference to Exhibit 7 to Schedule 13D/A filed by Aviv Tzidon on December 20, 2010, with respect to the Issuer’s Ordinary Shares).

99.2
Exercise Notice issued by Greenstone to the Seller, dated March 16, 2011 (incorporated by reference to Exhibit 99.2 to Schedule 13D/A filed by Greenstone on March 17, 2011, with respect to the Issuer’s Ordinary Shares).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GREENSTONE INDUSTRIES LTD.

By:	/s/ Yair Fudim
Yair Fudim
Chief Executive Officer

By:	/s/ Ofer Naveh
Ofer Naveh
Director of Finance

March 28, 2011

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